SAFE TECHNOLOGIES INTERNATIONAL INC.

550 W. Old Country Road, Suite 108

Hicksville, NY 11801

June 12, 2009

Mark P. Shuman, Branch Chief - Legal

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:

Safe Technologies International, Inc. (the “Company”)

Preliminary Information Statement on Schedule 14C

Filed June 3, 2009

File No. 000-17746

Dear Mr. Shuman:

As requested in your comment letter dated June 11, 2009, this letter acknowledges our understanding that:

-

the Company is responsible for the adequacy and accuracy of the disclosure in the above filing

-

Commission staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing

-

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Randi Swatt

Acting Chief Executive Officer

GERALD W. GRITTER PA

Counselor at Law

120 East Palmetto Park Road, Suite 400

Boca Raton, Florida 33432

Telephone (561) 391-8899

Facsimile (561) 892-0492

Gerald W. Gritter

gritterpa@gmail.com

Direct: 561-391-8899

June 12, 2009

Mark P. Shuman, Branch Chief - Legal

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:

Safe Technologies International, Inc. (the “Company”)

Preliminary Information Statement on Schedule 14C

Filed June 3, 2009

File No. 000-17746

Dear Mr. Shuman:

In response to your comment letter dated June 11, 2009, regarding the above filing, the following changes have been made to the Information Statement:

Comment 1:

We have modified the treatment of fractional shares to provide that affected shareholders will have the number of share to which they are entitled rounded up to the nearest whole share.  This change appears under “Amendment of Certificate of Incorporation to Effect a Reverse Stock Split - The Reverse Split,” “Amendment of Certificate of Incorporation to Effect a Reverse Stock Split – Fractional Shares,” and in the Certificate of Amendment attached to the Information Statement.

We have also added a statement that the number of shareholders will not be reduced by the reverse split under “Amendment of Certificate of Incorporation to Effect a Reverse Stock Split - The Reverse Split.”

Comment 2:

Under “Compensation,” we have added Valda Reinbergs as a named executive officer, so that all of the Company’s officers are now named.  Since neither of the named officers received any compensation for their services as either a director or officer during either of the past two fiscal years, this has been disclosed in narrative form, and the table has been deleted.

We have also provided the requested statement from the Company.

Please contact me if you have any further questions.

Sincerely,

/s/ Gerald W. Gritter

Gerald W. Gritter

2